December 31, 2019

Christian Hogg
Chief Executive Officer
Hutchison China MediTech Ltd
Level 18, Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
Hong Kong

       Re: Hutchison China MediTech Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Form 6-K filed July 30, 2019 for the Month of July 2019 File No. 001-37710

Dear Mr. Hogg:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Note 3. Summary of Significant Accounting Policies
Revenue recognition--Commercial Platform, page F-18

1. You indicate that where you are the principal (i.e. recognize sales of goods on a gross basis), you generally obtain control of the goods for distribution. You also indicate that where you are the agent (i.e. recognize sales of goods on a net basis), you generally do not obtain control of the goods for distribution. We have the following comments in this regard:
        Please quantify and explain the circumstances under which (i) you do not obtain control of goods but recognize those sales on a gross basis and (ii) you obtain control of the goods but recognize those sales on a net basis. Refer to ASC 606-10-25-25 and ASC 606-10-55-36 through 55-40; and
 Christian Hogg
FirstName China MediTech Ltd
Hutchison LastNameChristian Hogg
Comapany31, 2019
December NameHutchison China MediTech Ltd
Page 2
December 31, 2019 Page 2
FirstName LastName
              You disclose on page 177 that revenue from the Commercial Platform decreased during 2018 primarily due to the implementation of the two-invoice system in China in October 2017 at which time you started recording the service fees you earn from the distribution of certain third-party drugs instead of recording the gross sales of such products as you had done previously. With reference to the specific terms of the agreements underlying your original and restructured distribution and logistics network, explain your basis for gross versus net reporting in each period presented.
Note 23. Segment Reporting, page F-51

2. You indicate that the performance of the reportable segments is assessed based on three measurements: (a) losses or earnings of subsidiaries before interest income, interest expense, income tax expenses and equity in earnings of equity investees, net of tax
         ("Adjusted (LBIT)/EBIT" or "Adjusted LBIT"), (b) equity in earnings of equity investees, net of tax and (c) operating (loss)/profit. You present all three measures in your tabular presentations on pages F-52 and F-53. We note that the reported measure should be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your financial statements. Refer to ASC 280-10-50-28 and ASC 280-10-55-9 and 55-10 and address which measure should be reported. Please note that additional segment profit or loss measures may be presented outside of your financial statements and footnotes as non-
         GAAP measures if they comply with Regulation G and Item 10(e) of Regulation S-K.
Form 6-K filed July 30, 2019 for the Month of July 2019

Exhibit 99.1
Use of Non-GAAP Financial Measures and Reconciliation, page 27

3. You believe the presentation of adjusted R&D expenses provides useful and meaningful information about your ongoing R&D activities by enhancing investors' understanding of the scope of your normal, recurring operating R&D expenses. We have the following comments regarding this non-GAAP measure:
           Provide us a reconciliation of your R&D expenses as presented in accordance with
              GAAP to your adjusted R&D expenses. Please address the nature of each reconciling adjustment;
           Tell us why your research and development expenses recognized in your consolidated statements of operations do not represent your normal, recurring operating R&D expenses; and
           Explain why you believe Segment operating loss   Innovation Platform
              represents your most directly comparable GAAP measure. In this regard, it is unclear why the research and development expenses recognized in your consolidated financial statements does not represent your most directly comparable GAAP measure. Refer to Item 10(e)(i)(A) of Regulation S-K.

         In closing, we remind you that the company and its management are responsible for the
 Christian Hogg
Hutchison China MediTech Ltd
December 31, 2019
Page 3

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 with any questions.



FirstName LastNameChristian Hogg                          Sincerely,
Comapany NameHutchison China MediTech Ltd
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